INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

October 30, 2009

Anne Nguyen Parker

Branch Chief

U.S. Securities & Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549

Re:

Silver Falcon Mining, Inc./Form 10 Registration Statement

File No. 0-53765

Comment letters dated September 14, 2009 and October 1, 2009

Dear Ms. Parker:

On behalf of Silver Falcon Mining, Inc. (the “Company”), I am writing to respond to your letters dated September 14, 2009 and October 1, 2009 commenting on the Company’s Form 10 Registration Statement filed on August 17, 2009.  Simultaneous with the filing of this letter, the Company is filing an amended Form 10 Registration Statement which makes certain changes as described herein.

FIRST COMMENT LETTER

Form 10

General

1.

Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2.

The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission.  See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Overview, page 3

3.

Please discuss the nature of the business you intend to conduct.  For example, we note that your website indicates that you are "a junior resource production company specializing in gold and silver properties."

As requested, the Company has added a sentence to this section that discloses the Company’s plan of operation in relation to the leased property, which is as follows:

Our plan is to commence mining operations on War Eagle Mountain.  We have recently purchased land for a mill site near the Sinker Tunnel entrance, and plan to begin processing tailings left from previous mining activity on the site when the mill is completed.  After we have exhausted the tailings, we plan to begin processing raw minerals from the mine site.

4.

Please disclose when the lease with Goldcorp expires, which we note to be in 2023 or thereafter.

As requested, the Company has added a paragraph at the end of this section that discloses the term of the lease, which is as follows:

The lease expires on April 1, 2023, although we have the right to extend the lease for an additional five years upon payment of a lease extension fee of $1,000,000.

Description of the Mining Process, page 6

5.

You disclose the need for a further investment of approximately $1.5 million for the installation and startup of the mill at War Eagle Mountain.  In addition, on page 13, you state that you expect actual operations to begin in October 2009.  Please explain where you expect to receive the necessary funds for the mill. Please also explain what you mean by "actual operations."  For example, discuss whether you intend to start mining operations, whether you expect the mill to be up and running, or what other measure of activity you expect to commence in October 2009.  Please also provide the basis for your statement on page 15 that you "believe [you] have sufficient interest from investors to raise the capital [you] need to commence operations."

The entire discussion of the Company’s plan of operation has been moved to the “Overview” section of Item 2.  Financial Information.  The section explains that the “actual operations” that will occur this year involves the purchase of property for a mill, assembling the mill on the property, and processing tailings left from prior mining operations in the mill.  The section further explains that actual processing of raw ore will not take place until the Company has completed a confirmation process to prove up and locate any reserves on the property, and a development phase where it will make a number of capital improvements to the site to enable the processing of raw ore.   The Overview section is set forth in Exhibit A attached hereto.  Discussions about the source of financing for the phases is contained in the “Liquidity and Sources of Capital” section of Item 2.  See Comment 10 and response thereto.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Risk Factors, page 12

6.

Please eliminate language that mitigates or qualifies the risk that you present.  For example, remove the clauses "we cannot provide you with any assurance," "beyond our control," and the term "inherent."

As requested, we have reworded a number of risk factors to eliminate the use of the phrases “we cannot provide you with any assurance” or “inherent.”  There was one risk factor in which the phrase “beyond our control” was used and that was not eliminated because it was not used in the context of mitigating or qualifying a risk factor.

7.

Please include separate risk factors to address each of the following:

Below each risk factor comment is the text of the risk factor which has been added in response to the comment.

•

Dilution to your investors in light of your lack of cash and the need to pay for goods and services by issuing your common stock.  Quantify the amount of common stock or convertible securities you have issued in the last two years to your business parties and consultants.  Please also discuss and quantify the potential for dilution from your outstanding notes, which you state are convertible into 21,246,789 shares of Class A common stock as of December 31, 2008.

Shareholders May Suffer Dilution From the Issuance of Common Stock and Convertible Notes To Finance Our Operations

Since we decided to enter the mining business, we have financed the development of our mining operations through the issuance of common stock for services or the issuance of convertible notes for cash.  The amount of common stock and convertible notes that have been issued in the last two years has resulted in substantial dilution to shareholders.  For example, at December 31, 2008, we had outstanding 97,843,962 shares of common stock, of which 49,572,217 shares had been issued in 2008 largely for services, rent and the conversion of notes.  During the three months ended March 31, 2009 and June 30, 2009, we issued an additional 24,317,776 and 8,890,827 shares, respectively.  In addition, at June 30, 2009, we had $1,549,450 in convertible notes outstanding which were convertible into an additional 29,983,681 shares of common stock.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

We expect that we will need to continue issuing shares of common stock for services and convertible notes in order to finance the development of our mining operations until our mining operations become self-sustaining.  The future issuance of shares or convertibles will result in additional dilution to existing shareholders which may be substantial.

•

Given that two of your three officers and directors, Messrs. Quilliam and Breitkreuz, are the sole of officers and directors of Goldcorp Holdings Co., the conflict of interest that exists.  In this risk factor, discuss the lease agreement with Goldcorp and that this lease agreement appears to be the main basis for your operations going forward.

Our Directors Have A Material Conflict of Interest With Respect To Our Mining Lease With Goldcorp.

Our mining operations are based upon a lease of Goldcorp’s mining rights on War Eagle Mountain.  Two of our three directors, Pierre Quilliam and Alan Breitkreuz, are the sole directors of Goldcorp.  In addition, our third director, Denise Quilliam, is the spouse of Pierre Quilliam and therefore is not disinterested in matters pertaining to Goldcorp either.  To the extent issues arise between Goldcorp and us under the lease, we do not have any disinterested directors or officers to represent our interests, and any resolution will not be on arms-length terms.

•

The need for a further investment of approximately $1.5 million for the installation and startup of the mill at War Eagle Mountain.  Please explain in this risk factor where you expect to receive these necessary funds.  If you intend to issue stock or convertible notes, please discuss the risk of dilution to your investors.

We Need Additional Capital To Finance Our Mining Operations And We Expect To Obtain It On Terms That Dilute Existing Shareholders

We still need to raise approximately $1,500,000 in additional capital to finance initial operations at our mining site, which will consist of processing tailings left over from previous mining operations.  We will need approximately $600,000 in additional capital to complete the next phase of our development program, which is a confirmation program to prove and locate reserves on our mining properties. We expect to obtain that capital by issuing notes that are convertible into common stock at the market price on the date of issuance of the notes, or are repayable in gold mined from our site, or the issuance of shares to the extent we need services and the service provider is willing to accept shares in payment.  The prior issuance of shares and convertible notes to finance our mining operations has resulted in substantial dilution to shareholders and we expect the future issuance of shares and convertible notes will result in additional, substantial dilution to existing shareholders.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

•

Your financial situation, including your working capital deficit, notes payable and monthly expenses.  Please provide quantitative as well as qualitative disclosure.  For example, discuss the $1.55 million principal balance on your two-year promissory notes.  Please also discuss your obligation under the lease agreement with Goldcorp to make annual lease payments of $1,000,000 per year payable monthly, a nonaccountable expense allowance of $10,000 per month for any month in which ore is mined from the property, and a royalty of 15%.

We Have Substantial Commitments That Require That We Raise Capital.

As of June 30, 2009, we had $83 of cash, current assets of $176,378, current liabilities of $1,249,092, and a working capital deficit of ($1,072,714).  Most of our current assets consists of loans made to one of our directors.  A substantial part of our current liabilities consist of debts that we only have to pay if funds are available, such as loans from a director of $119,828 and accrued compensation to our officers of $312,500.  However, we have $357,655 of accounts payable to third parties, and $458,500 of convertible notes payable in the next year.  In addition, we have an additional $1,090,950 of convertible notes payable in more than one year.  In addition, beginning on July 1, 2009, we became obligated to pay Goldcorp $83,333 per month under our lease of Goldcorp’s mining rights on War Eagle Mountain.  In addition to these liabilities, we need approximately $1,500,000 in capital to commence the first phase of our operations.  We expect that we will be able to pay our liabilities in the normal course of business from cash flow from mining operations if we are able to commence operations on schedule and our mining operations meet our profit expectations.  If we are not able to commence operations on schedule, or if our operations are not as profitable as we expect, we will have to raise additional capital in order to pay our liabilities, which we expect would be dilutive to existing shareholders.

•

The control that your officers and directors have with respect to the business.  For example, discuss the fact that your officers and directors hold 82.2% of the Class B common stock, and that the Class B common stock is entitled to forty votes per share whereas the Class A common stock is entitled to one vote per share.  Quantify the total voting percentage held by your officers and directors taking into account the voting rights of both the Class A and Class B common stock.

Our Officers And Directors Have Voting Control Over the Company, And Outside Shareholders Will Have Little Voice In Management.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Pierre and Denise Quilliam currently control us by virtue of their control of the majority of our Class B Common Stock.  Each share of our Class A Common Stock is entitled to one vote per share, while each share of our Class B Common Stock is entitled to forty (40) votes per share.  Pierre and Denise Quilliam combined control 1,757,446 shares of Class B Common Stock, which is 82.2% of the outstanding Class B Common Stock, whereas they only control 1,858,196 shares of Class A Common Stock which is 1.4% of the outstanding Class A Common Stock.  Because of the voting power of the Class B Common Stock, Mr. and Ms. Quilliam control 33.3% of the possible votes on any matter that must be approved by shareholders, which is likely sufficient to control the outcome of any shareholder vote.

Disclosure Regarding Forward Looking Statements, page 13

8.

You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d).  Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply.  If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law.  We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.  In addition, please review the information on your website in light of this comment.

The Company does not believe that this section requires any change.  There is no language which would indicate that the forward looking statements are meant to be “forward looking statements” within the meaning of the federal securities laws.  Regardless of whether the language constitutes an attempt to fall within the safe harbor of Section 21E, the section serves a valuable function by cautioning investors about the dangers of relying upon any statement of a future event contained within the document.  We also believe that other examiners have determined that language cautioning investors about the forward looking statements is acceptable provided it does not cite Section 21E of the Securities Exchange Act or include any other language which might be construed as an attempt to utilize the safe harbor provided by that section.

Results of Operations, page 14

9.

Please discuss in greater detail your use of consultants that resulted in fees of $1.12 and $1.96 million in fees in each of 2007 and 2008 respectively.  In this regard, we note that you provide little detail regarding your consultants in the subsection entitled "Employees and Consultants" on page 9.  We also note that in 2007, you issued common stock valued at $278,072 to Denise Quilliam, who is one of your directors.  Please discuss the nature of the consulting services provided by Ms. Quilliam.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

In the discussion of operating results for the fiscal years 2007 and 2008, and the six months ended June 30, 2008 and 2009, the subparagraph on consulting expenses has been expanded to show by major category the types of services charged to consulting expense in each period.  The subparagraph relating to the fiscal years 2007 and 2008 now reads:

•

Consulting fees increased from $782,458 in 2007 to $1,957,911 in 2008 as a result of greater use of consultants in connection with our efforts to commence mining operations on War Eagle Mountain.  The material components of expenses charged to consulting services in both years were as follows:

Type of Services	2007	2008

Accounting services	$78,086	$53,903
Shareholder relations services	$7,800	$206,109
Computer and IT services	$2,456	$18,250
Locating and due diligence services on future acquisition opportunities	$213,333	$680,000
Administrative, office, clerical	$278,072	$78,500
Work on investor presentations	$200,000	$35,000
Installation services for mine equipment	-	$120,000
Supervisory and managerial work at mine site	-	$522,805
Canadian legal services	-	$40,000
Advice on debt and equity capital raising	-	$262,000

The amounts incurred in 2007 for administrative, office and clerical services of $278,072 were derived from 1,737,946 shares of Class A Common Stock and 1,737,946 shares of Class B Common Stock issued to Denise Quilliam, who is the spouse of Pierre Quilliam.

The subparagraph relating to the six months ended June 30, 2008 and 2009 now reads:

•

Consulting fees decreased from $1,651,289 in 2008 to $875,522 as a result of reduced use of consultants in 2009.   The material components of expenses charged to consulting services in both years were as follows:

Type of Services	2008	2009

Accounting services	-	$22,129
Shareholder relations services	$128,250	$32,500
Computer and IT services	$8,655	$9,995
Installation services for mine equipment	$120,000	-
Locating and due diligence services on future acquisition opportunities	$471,875	$128,000
Administrative, office, clerical	$78,500	-
Work on investor presentations	$35,000	-
Supervisory and managerial work at mine site	$441,750	$124,550
Canadian legal services	$40,000	-
Advice on debt and equity capital raising	-	$291,600

Please note that the amount of $338,113 payable to Pierre Quilliam which had previously been reported as a consulting expense in 2007 was reclassified to a general and administrative expense, because the amount was in reimbursement of expenses incurred by Mr. Quilliam and was not for services rendered.

Liquidity and Capital Resources, page 15

10.

We note that you have a working capital deficit of $1,072,714 as of June 30, 2009 and you plan to continue raising capital through the issuance of convertible notes.  Please expand your disclosure to include details related to your cash requirements during the next twelve months, including your contractual obligations to Goldcorp, your ability to raise sufficient cash to support operations, and the potential liquidity issues you may encounter if your plan is not implemented successfully. In your discussion, please be specific about your plan to commence actual mining operations and the funding needed to successfully implement such plan.  We refer you to the disclosure requirements of Item 303(a)(1) of Regulation S-K and Section IV of the Commission's guidance concerning liquidity, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

This section has been revised as follows:

We will need substantial capital over the next year.  We project that we will need about $1,500,000 of capital to commence processing tailings at our mine site, about $600,000 to complete a confirmation process, and another $6,000,000 to commence processing raw ore.  In addition, we financed a lot of prior activities by the issuance of convertible notes that mature two years after their issuance.  In particular, as of June 30, 2009, we had issued $1,549,450 in notes payable, of which $458,500 mature within one year of that date.  Also, beginning July 1, 2009, we are obligated to make monthly payments of $83,333 to Goldcorp under our lease of its mining interests on War Eagle Mountain.

We currently have oral commitments from investors that have purchased prior convertible notes to purchase an additional $1,000,000 in convertible notes, and an oral commitment for an additional $500,000 from a third party which will have the option of being repaid in kind with gold at a $460 discount to the market price of gold at the time of delivery.  These commitments will enable us to finance the startup phase of our business plan, which involves processing mine tailings left from previous mining activity at the site, and will enable us to begin revenue generating activities.  Once we begin generating revenue from operations, we believe that additional capital sources will become available, including investment funds and other investors that we have talked to who want to see us generating revenues before they make an investment.

The amount of capital that we currently have the capacity to raise is not sufficient to pay all of the capital expenses that we need to pay to commence operations, and pay our other liabilities as they come due.  However, we have a number of options that we believe will enable us to continue with our business plan despite insufficient capital.  For example, we plan to continue deferring payment of salaries to our management, certain accounts payable, and monthly lease payments to Goldcorp, because in each case we do not expect the creditor to take any legal action against us as a result of the deferral.  Goldcorp, for example, is controlled by our officers, and therefore we do not expect Goldcorp to take any legal action as a result of our deferral of lease payments to it.  We also plan to continue issuing shares to certain service providers that are willing to accept shares for payment.  In the event we are able to raise some, but not all, of the capital that we need, we plan to request that noteholders extend the maturity of their notes or convert their notes into shares of common stock.

Critical Accounting Policies and Estimates, page 16

11.

Your disclosure appears to be identical to the significant accounting policies disclosed in Note 2 of your financial statements.  Please revise your critical accounting policies and estimates to supplement, but not duplicate, the description of accounting policies in your notes to the financial statements.  We refer you to Section V of the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

The Company deleted the existing section on significant accounting policies and inserted the following section in its place.  The Company reviewed the comparable disclosure of other registered mining companies, and determined that many areas in which other mining companies are required to make estimates are inapplicable to the Company since it has not commenced active mining operations yet.  Therefore, the Company believes the appropriate disclosure at this time is of the areas in which will have to make estimates and assumptions once it begins active operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 of Notes to Financial Statements. At this time, we are not required to make any material estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue, and expenses. However, as we begin actual mining operations, we will be required to make estimates and assumptions typical of other companies in the mining business.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

For example, we will be required to make critical accounting estimates related to future metals prices, obligations for environmental, reclamation, and closure matters, mineral reserves, and accounting for business combinations.  The estimates will require us to rely upon assumptions that were highly uncertain at the time the accounting estimates are made, and changes in them are reasonably likely to occur from period to period.  Changes in estimates used in these and other items could have a material impact on our financial statements in the future.

Our estimates will be based on our experience and our interpretation of economic, political, regulatory, and other factors that affect our business prospects. Actual results may differ significantly from our estimates.

Security Ownership of Certain Beneficial Owners and Management, page 20

12.

Please indicate by footnote or otherwise the amount known to be shares with respect to which each beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(l) under the Exchange Act.

A footnote has been added for Denise and Pierre Quilliam which states “All reported shares are owned outright.”  Neither person has any options, warrants, convertible securities or rights to acquire additional shares of stock.

Certain Relationships and Related Transactions, and Director Independence, page 24

13.

We note that Pierre Quilliam has made non-interest bearing, unsecured demand loans to the company.  In addition to the outstanding balances you have listed, please provide information regarding the transactions that led to these balances as required by Item 404 of Regulation S-K.

The Company has added the following description of the reasons for the loans to the paragraph describing Mr. Quilliam’s loans:

The loans represent amounts paid by Mr. Quilliam on our behalf for expenses relating to our reorganization in 2007 and our entry into the mining business in Idaho.

14. Please revise to provide the information required by Item 404(b) of Regulation S-K regarding the company's policies and procedures for the review, approval, or ratification of any transactions with related persons.  In addition, please tell us how the terms of each related party transaction were determined.  Please do not simply state that the transaction was on terms no less favorable than what could have been obtained from a non-affiliate or that it was negotiated by the parties, for example.  Discuss specifically how you determined the value of each of the services for which you paid.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

The comment seeks the inclusion of information required by Item 404(b) of Regulation S-K.  The Company has not made the change requested by this comment, because the Company is a “smaller reporting company” as that term is defined in §229.10(f)(1).  Pursuant to Item 404(d), Item 404(b) is not applicable to smaller reporting companies.

15.

Please indicate whether you had a promoter at any time during the past five fiscal years and, if necessary, revise to provide the information required by Item 404(c) of Regulation S-K.

The Company believes that Pierre Quilliam would most likely be considered a promoter.  The following language has been added at the end of this section to disclose Mr. Quilliam’s activities as a promoter and the ways in which he may benefit directly or indirectly from our entry into the mining business.

Pierre Quilliam is a considered a promoter of our entry into the mining business in Idaho.  Mr. Quilliam has not personally received anything of value from us in connection with acting as a promoter except an employment agreement (See Item 6.  Executive Compensation).  In addition to his employment agreement with us, Mr. Quilliam will benefit indirectly from our entry into the mining business because it will give us the ability to repay amounts that we owe Mr. Quilliam for expenses he has advanced on our behalf.

Mr. Quilliam will also benefit indirectly by virtue of his employment with, and ownership interest in, Goldcorp.  In connection with our entry into the mining business, we entered into a lease agreement with Goldcorp, under which we are obligated to pay Goldcorp lease payments of $1,000,000 per year payable on a monthly basis, a nonaccountable expense allowance of $10,000 per month for any month in which ore is mined from the property, and a royalty of 15% from any proceeds we receive from a smelter of ore produced from land.  Mr. Quilliam owns 34.4% of the outstanding common stock of Goldcorp. Mr. Quilliam has an employment agreement with Goldcorp that entitles him to a base salary of $125,000 per year.  In addition, in 2007 Goldcorp agreed to pay Mr. Quilliam a bonus of $625,000 as a result of his efforts to close the purchase of Goldcorp’s property on War Eagle Mountain, and to reimburse him $345,163 in travel, entertainment and legal costs that he incurred in connection Goldcorp’s purchase of the property on War Eagle Mountain. Mr. Quilliam has loans outstanding to Goldcorp with a principal balance of $62,488.  Goldcorp has not actually paid Mr. Quilliam’s salary, bonus or expense reimbursement yet.  Presently, Goldcorp’s only source of revenue is payments under the lease with us, and therefore Mr. Quilliam ability to receive payment from Goldcorp is dependent on our ability to make lease payments to Goldcorp.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Mr. Quilliam will also benefit to the extent we use the Sinker Tunnel to mine ore, because Bisell is entitled to a royalty on all ore mined using the Sinker Tunnel.   Specifically, Bisell owns 50% of a royalty under which we are obligated to pay 15% of the net smelter return or net refinery return of any ore which originates, terminates or was gained access through the Sinker Tunnel or the grounds of the Sinker Tunnel complex.  Bisell acquired its royalty rights in the Sinker Tunnel from Laoshan Group, LLC under and agreement dated July 27, 2007 in consideration for 400,000 shares each of our common stock owned by Bisell.

Goldcorp acquired its mining rights on War Eagle Mountain shortly before it leased those rights to us in October 2007.  Goldcorp acquired those rights by issuing 45,000,000 of its common shares each to Bisell and New Vision.  Mr. Quilliam controls Bisell.  Shortly before Goldcorp acquired the mining rights from Bisell and New Vision, Bisell and New Vision acquired the mining rights from an unrelated third party by conveying the unrelated party 7,500,000 shares of Goldcorp common stock that each owned Goldcorp at the time.

16.

With respect to the amounts owed to you by Mr. Breitkreuz, please tell us how you intend to comply with Section 13(k) of the Exchange Act, which prohibits personal loans to executives.

Mr. Breitkreuz repaid the loans by applying the amount due as of September 30, 2009 against amounts due him by the Company for reimbursable expenses incurred by him.

Financial Statements and Exhibits, page 29

17.

Please file all material agreements as required by Item 601(b)(10) of Regulation S-K.  Please file as an exhibit the agreement whereby you acquired from Mineral Extraction, Inc. the rights to two mining claims on War Eagle Mountain.  In addition, if you have any written agreements with Innovative Precious Metals Technologies, Ltd., please file these.  Also, please file the agreement whereby you acquired Deep Rock, Inc.  As another example, please file the consulting contracts described in Note 6 to your financial statements.

The Company is filing as exhibits the Asset Purchase Agreement dated September 20, 2008 by and between Silver Falcon Mining, Inc. and Mineral Extraction Company and the Share Purchase Agreement dated January 22, 2009 by and between Deep Rock, Inc., William Martens and Silver Falcon Mining, Inc.  There is no agreement with Innovative Precious Metals Technologies, Ltd.  The Company is filing the form of consulting contract used with the consultants.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Statements of Operations, page F-6

18.

We note your presentation of diluted loss per share and weighted average number of outstanding shares. It appears your computation includes conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings per share.  Please amend your financial reports on an annual and interim basis to comply with paragraph 13 of SFAS No. 128.

The statement of operations for the audited and unaudited financial statements included in the registration statement have been amended to delete the presentation of diluted earnings per share.   See also paragraph 16 of SFAS No. 128.

19.

Please include statement of operations and statement of cash flows with cumulative amounts from the inception of your business as required by SFAS 7 paragraph 11.

The statement of operations and cash flows for the audited and unaudited financial statements included in the registration statement have been amended to include cumulative amounts from inception.

Note 2 - Summary of Significant Accounting Policies, Revenue Recognition, page F-9

20.

We note your policy includes recognizing revenue based on provisional sales prices with adjustments made to take into account mark-to-market changes based on forward prices for the estimated month of settlement, and that your sales based on a provisional sales price contain an embedded derivative.  We also note adjustments are made for provisional sales quantities for changes in metal quantities. Given you have not recognized any revenue through June 30, 2009, tell us how this policy is applicable to your current sales contract activity.

The Company reviewed the revenue recognition policy of other companies involved in the mining industry, and determined that this would be an appropriate revenue recognition policy based on the Company’s expected method of operation.  The disclosure is provided to inform investors of what the revenue recognition policy will be once the Company commences actual operations.

Note 7 - Notes Payable, page F-17

21.

We note that you issued promissory notes that bear 7% interest rate in 2008 and 2007.  The principal and interest due on the promissory notes are convertible into shares of your Class A common stock at the election of the note holders at fixed conversion prices ranging from $0.027 to $0.12 per share.  Please tell us how you have evaluated any potential beneficial conversion features embedded with the convertible promissory notes issued in accordance with the guidance at EITF 98-5.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

The Company determined that the convertible notes did not have any beneficial conversion features as dealt with in EITF 98-5, and therefore the accounting for the notes and their conversion features was governed by APB Opinion No. 14.  In particular, the conversion price of each of the notes equaled or exceeded the market price of the common stock on the date of issuance, and therefore none of the notes had in-the-money conversion features on the date of issuance.   In addition, the conversion price is not variable based on future events, other than adjustments required by standard anti-dilution protection provisions, which are dealt with in APB Opinion No. 14.   Also, the notes do not provide the Company with the option to settle the obligation in either stock or cash, nor are the notes convertible into multiple instruments.

22.

You also disclose the conversion price of the convertible promissory note was set at the market price of your Class A common stock at the issuance.  Given the fact that there is no market for your common stock, please explain how you determined the value of the conversion price.

Actually, there is a market for the Class A Common Stock.  As disclosed in Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, the Class A Common Stock is traded on the Pink Sheets under the symbol “SFMI.”

Note 11 - Capital Stock, page F-20

23.

We note that you issued Class A common stock shares to purchase mining properties and obtain services in both 2008 and 2007.  Please tell us and revise your footnote disclosure to explain how you determined the value of the properties and services obtained and the value of your common stock shares issued.

Note 11 already contained disclosure as to the method of determining the value of common stock issued for services, as follows:  “All shares issued for services were valued at the market price on the date of issuance.”

With regard to common stock issued for properties, Note 4 was amended to include the following language:

The purchase price was 3,846,154 shares of our Class A Common Stock, valued at $376,923, which was the market price of the Class A Common Stock on the date of the acquisition.

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2009, page G-6

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

24.

We note you disclose $39,780 cash acquired in business acquisition under the cash flows from financing activities.  Please tell us why you consider this cash flow classification appropriate under the guidance of SFAS No. 95.

The only example in SFAS No. 95 of the method of presentation for cash acquired in the acquisition of a business is on page 29 thereof, and recorded the cash acquired as an offset against cash paid for the business in the “cash flows from investing activities” section.   In this, there was no cash paid for the acquired business, so the cash acquired should be shown on a separate line in the cash flows statement as is currently done.  However, the current financial statements show the cash acquired in the “cash flows from financing activities” section.   In the amended Form 10, the cash acquired in the acquisition will be shown in the “cash flows from investing activities” section instead.

SECOND COMMENT LETTER

Engineering Comments

Form 10

Description of Mining Properties, page 5

1.

We note you provide an estimate of potential reserves for your property.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please note proven and/or probable reserves for a mineral property may not be designated unless:

•

Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•

A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

•

The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations or development activities on your mining properties before a proper feasibility study and economic viability determination has been conducted.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

The Company has modified language in some areas to make eliminate any inference that the type or quantity of reserves is based upon proper third party reports.  In addition, the Company has added the following language to the section where the various mining claims are described:

None of the properties have been surveyed by a competent professional engineer, nor have the properties been evaluated to determine whether any mineral deposits can be mined profitably at current market rates.  Therefore, the properties are without known reserves and our proposed mining activities are exploratory in nature at this time.  The most comprehensive survey of the mineralogy of War Eagle Mountain is a report issued by the Idaho Bureau of Mines and Geology in 1926.  However, the authors of the report did not have access to the flooded mine shafts, and developed their report from visual observation of the surface, reports of past mining activity, and interviews with mining engineers who had previously worked at the site. Other reports include a report prepared in 1928 by Sinker Tunnel Mining Co., which at the time was in the process of refurbishing and extending the Sinker Tunnel, and a report issued by Copper Range Exploration in 1970.  However, the mountain has never been surveyed with a comprehensive scheme of core samples to locate and assess the veins that exist on the mountain.  All representations of potential quantities of minerals are based on historical records which are believed to be accurate, but which may not have been performed pursuant to modern standards for evaluating mineral claims.

In addition, the following risk factor has been added:

The Properties In Which We Have An Interest Do Not Have Any Known Reserves.

None of the properties in which we have an interest have any reserves. To date, we have engaged in only limited preliminary exploration activities on the properties. Accordingly, we do not have sufficient information upon which to assess the ultimate success of our exploration efforts. If we do not establish reserves, we may be required to curtail or suspend our operations, in which case the market value of our common stock may decline, and you may lose all or a portion of your investment.

2.

Please disclose the following information for each of your properties:

•

The nature of your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

•

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•

Quantify your annual maintenance fees and disclose who is responsible for paying these fees.

•

The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The section entitled “Description of Mining Properties” in Item 1 has been rewritten to disclose most of the information described above.  The section is set forth in Exhibit B attached hereto.   The section discloses the nature of the Company’s interest in each property, the terms of any underlying agreements or royalties, the process by which mineral rights are obtained and the duration, an indication of whether the claim is a placer, lode, mill site or tunnel site claim and whether it is patented or unpatented, the conditions that must be met to retain the claims and the party responsible for any payments, the annual maintenance fees and the party responsible for paying, and the area of the claims in acres.  The section discloses the names of the claims, but not the claim or grant numbers or the dates of recording, as that level of detail is not required by Industry Guide 7, nor is it provided by other mining companies in their descriptions of their properties.   We believe that that sort of information is not required, nor is it provided voluntarily by other mining companies, because that level of detail would not be of benefit to investors.  Supplementally, if the SEC wants to know this information, I can send it to you separately.

3.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

•

The location and means of access to your property, including the modes of transportation utilized to and from the property.

•

Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

The section entitled “Geology of Mining Properties” in Item 1 contains much of the information requested by this Comment.  That section is attached hereto as Exhibit C.   Among the issues disclosed in this section are the location and means of access, the methods of transportation to the property, a description of rock formations and significant mineralization trends on the property, a description of work completed and present condition, a description of equipment  infrastructure and facilities, current state of exploration of property, and source of power and water.  Disclosure of the conditions that must be met to retain title to the properties is contained in the section entitled “Description of Mining Properties.”  See Engineering Comment 2.   There is also a description of planned improvements to the property in Item 2 Financial Information.  See Comment 5.  The fact that there are no known reserves was also disclosed.  See Engineering Comment 1.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

4.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

A small scale map of the site is included the section entitled “Description of Mining Properties.”  See Engineering Comment 2.

Risk Factors, page 10

5.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.  In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

There was already a risk factor that dealt with most or all of the issues addressed in the above comment.  The Company has, however, modified the risk factor to add some of the specific language used in the comment.  Below is the risk factor as modified:

We Have No Operating History as a Mining Company, Which Makes It Hard To Evaluate Our Prospects.

We do not have any operating history as a mining company upon which to base an evaluation of our current business and future prospects.  Furthermore, no member of our management has any technical training or experience in minerals exploration or mining.  We do not have an established history of locating and developing properties that have mining reserves. As a result, the revenue and income potential of our business is unproven.  In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business, and we may not be fully aware of many of the specific requirements related to working in the industry. We may make errors in predicting and reacting to relevant business trends and will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets such as ours.  We may also make decisions and choices that do not take into account standard engineering or managerial approaches mineral exploration companies commonly use.  We may not be able to successfully address any or all of these risks and uncertainties.  Our operations, earnings, and ultimate financial success could suffer due to our management's lack of experience in this industry.

Inventories, page 16

6.

We note you reference the term ore in several other locations in addition to your stockpiles.  Under SEC Industry Guide 7, the terms ores or ore body are treated the same as the term reserve.  Since you do not report proven or probable reserves with this filing, please remove the term ore and substitute term material or mineralization throughout your document.

The Company has used a term other than “ore” when it was used to describe the minerals that are currently in place at the mine site.  However, it has not been changed when it is used in a context in which investors could not be mislead by use of the term into believing the mine site contains proven or probable reserves.  For example, it is still used in descriptions of the lease agreement between Goldcorp and the Company, because that is the terminology used in the lease agreement.   It is also used in descriptions of past mining activity, again because that is the terminology used in historical accounts.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

7.

On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•

Disclose how the exploration program will be funded.

•

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

The “Overview” section of Item 2. Financial Information contains the information requested by this comment, such as a brief geological justification for processing the tailings from prior mining activity and the justification for believing that it will be economical to mine raw ore from the site, the exploration timetable and budget, the phases of the program, as well as the current timetable and budget for each phase, how the first phase will be funded, and a discussion of the professionals who will be performing the confirmation phase.  There are no specific plans or commitments to fund the second and third phases of the program.

8.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QNQC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

There has been no specific verbage added in response to this comment.  Such disclosure is not mentioned in SEC Industry Guide 7 or Item 102 of Regulation S-K.  Also, in reviewing reports filed by other companies in the same industry, we could not find any situation where another company in the same industry made this disclosure.  The Company expects to hire experts who will use industry standard methods for collecting and analyzing minerals.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Finally, enclosed please find a redlined version of the Form 10/A which shows changes made to the version originally filed, and a letter from the Company acknowledging the matters set forth in the last page of your letter.  Please feel free to contact me in the event you have any further questions regarding the Company’s securities filings.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Pierre Quilliam

Alan Breitkreuz

William Uniack

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated October 30, 2009, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc., and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Financial Officer

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT A

Overview Section of Item 2.  Financial Information

Overview

On September 14, 2007, Goldcorp acquired an interest in 174.82 acres of land on War Eagle Mountain, consisting of a 100% interest in 103 acres, and a 29.166% interest in 71.82 acres.  Goldcorp also owns five placer lease claims on War Eagle Mountain from the U.S. Bureau of Land Management, each of which covers approximately 20 acres, or approximately 100 acres in total.

On October 11, 2007, Goldcorp leased its mineral rights on War Eagle Mountain to us.  Under the lease, we are responsible for all mining activities on War Eagle Mountain, and we are obligated to pay Goldcorp annual lease payments of $1,000,000, payable on a monthly basis, a monthly non-accountable expense reimbursement of $10,000 during any month in which ore is mined from the leased premises, and a royalty of 15% of all amounts we receive from the processing of ore mined from the properties.  The lease provides that lease payments must commence April 1, 2008, but that we may extend the commencement date to July 1, 2009, in which event the lease term will be extended by an equal amount of time.  We currently expect to begin actual operations in October 2009.

On September 21, 2008, we acquired from Mineral Extraction, Inc. all mineral, mining and access rights to two mining claims on War Eagle Mountain, covering 18.877 total acres, as well as claims for four mill site locations and the Sinker Tunnel location.

Our plan to develop our mining properties into an active mine will take place in three phases.

Start-up Phase

Our initial phase involves completing construction of a mill, and using the mill to process tailings left over from prior mining operations.  We are in negotiations to purchase a parcel of land about half way between Highway 78 and the Sinker Tunnel entrance where we will construct our mill.  We have purchased most of the milling equipment we need, which is currently in storage in Melba, Idaho until we can transport it to the mill site.  As the mill is being constructed, we plan to haul tailings leftover from 5 to 6 prior mill sites on the mountain to the mill site for processing during the winter.  Our testing indicates that there are sufficient quantities of gold and silver remaining in the tailings to justify further processing, as a result of milling techniques used in the 1800’s that failed to extract all of the gold and silver from the ore.  We elected to build the mill on private property that we own, rather than BLM property, because of lower reclamation costs, even though the offsite property will entail higher transportation costs.

We project that the installation and startup of the mill and the working capital to begin transport of ore to the mill for processing will necessitate a further investment of approximately $1.5 million, as follows:

•

The purchase and the preparation of property for mill use will cost us about $300,000;

•

The mill itself with installation and certification $260,000;

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

•

Completing the purchase of small tooling and powering the mill $150,000;

•

Moving ore to stockpile at the mill $230,000; and

•

Start up mill salaries until revenue flows in $430,000.

We believe that we located sufficient capital to finance this phase of development.  We currently have commitments for the purchase of $1 million of convertible notes from parties that have previously participated in our convertible note offering.  To provide the remaining funds necessary to complete this phase we have obtained a commitment from a third party for a loan which will be repayable in gold mined from our site at a $460 discount per ounce to the spot price of gold on the date of delivery.

Confirmation Phase

Our second phase is a confirmation program to prove up and locate reserves on our property. We need to obtain a satisfactory estimate of the remaining reserves on the property and their location in order to justify moving forward with full development of the mine site.  The program will involve building a three dimensional map of War Eagle Mountain showing the precise location of veins, shafts and tunnels.  Through exploratory drilling and core sampling, we hope to obtain as much information as possible about the location, thickness and quality of the vein systems near the main shafts, and later throughout the entire mountain.  The map will be a valuable tool in analyzing the extent of the remaining reserves, mineralization trends, and other pertinent geological and mining information.

We have retained two independent geologists and a surveying firm, Engineering Northwest, Inc., to perform the confirmation phase.  The geologists and surveyors will perform their services under the direction of William Earll, our general manager for our mining operations.

Another aspect of the confirmation phase will involve the development of a plan to use the Sinker Tunnel to mine the interior of the mountain on a year round basis.  The plan will involve accessing and draining the mine shafts on the top of the mountain from the Sinker Tunnel, as well as relocating and collaring old shafts on the mountain.  We estimate that the confirmation phase will take from 14 to 18 months, and will cost approximately $583,000.

Development Phase

The development phase involves transitioning the mine from processing tailings leftover from prior mining activities to extracting and processing raw ore from the mountain.  We believe that full scale mining of raw ore will be profitable.  In particular, historical records of mining on the site, and subsequent reports of the geology of the mountain, indicate that veins containing gold and silver extend much further vertically than could be mined when the site was last mined in the 1880’s.  In addition, historical records indicate that gold and silver exists in the veins in sufficient densities to warrant mining using modern extraction and milling techniques.  The scope of the development phase will depend on the outcome of the Confirmation Phase, which is designed to test the accuracy of our analysis.  Our goal is to develop a drilling program that reaches as many reserves as possible at the lowest cost.  Among the improvements to the mine site that we anticipate making in the development phase are:

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

•

We plan to connect the mine shafts on the top of the mountain to the Sinker Tunnel in order to provide drainage to the mine shafts;

•

We plan to drill a 48 inch hole from the top to the Sinker Tunnel to create a more economical means to move material off the mountain to our mill site;

•

We plan to extend the North Poorman mine shaft down by 240 feet and then drill a horizontal connector tunnel to the adit at the top of a raise from Sinker Tunnel to create an alternative route to remove material;

•

We plan to improve about four miles of the county road linking State Route 78 with Silver City, 1.8 miles of access road to the Sinker Tunnel Complex from the county road, and about 1.6 miles of access road to the Oro Fino vein outcrop area to permit heavier loads and year round access;

•

We plan to install a transportation system in the Sinker Tunnel (either tire mounted trams, narrow gauge railway, or conveyer system) to move ore out of the Sinker Tunnel for transport to our mill site; and

•

Additional improvements include housing, storage, food preparation facilities, generators for power, etc.

We estimate that the improvements during the development phase will cost about $6 million, and will take 14 to 18 months to complete.

Our revenue, profitability, and future growth rate depend substantially on factors beyond our control, including our success in the commencement of mining operations, as well as economic, political, and regulatory developments and fluctuations in the market prices of minerals processed from ore derived from our mining operations.

EXHIBIT B

Item 1. Description of Mining Properties

Description of Mining Properties

We have one mining property, which is a variety of land and mining claims on and near War Eagle Mountain, Idaho.  War Eagle Mountain is located about 50 miles southwest of Boise, Idaho, and about one mile east of Silver City, Idaho.  The Sinker Tunnel is about 15 miles off of State Highway78 and the mine sites on the top of War Eagle Mountain are about 20 miles off of State Highway 78.  Access to both the Sinker Tunnel currently is by four wheel drive vehicle or ATV, as only the first seven miles of county roadway off of State Highway 78 is paved.  Below is a map illustrating the location and access to the Sinker Tunnel and top of War Eagle Mountain:

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

-

Our mine on War Eagle Mountain is a combination of owned and leased land and mining claims.

Leased Properties:  Goldcorp owns an undivided 29.167% fee title interest seven properties, and ten unpatented mining claims, which we lease from Goldcorp under a lease dated October 11, 2007.  The lease expires on April 1, 2023, although we have the right to extend the lease for an additional five years upon payment of a lease extension fee of $1,000,000.  Under the lease, we are responsible for all mining activities on the land, and we are obligated to make annual lease payments of $1,000,000 per year payable monthly, a nonaccountable expense allowance of $10,000 per month for any month in which ore is mined from the property, and a royalty of 15% from any proceeds we receive from a smelter of ore produced from land.  The properties which we lease from Goldcorp are listed below:

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

Name	Ownership Interest	Type of Claim	Acres

Poorman Lode Claim	29.167%	Patented claim	3.44
London Lode Claim	29.167%	Patented claim	17.52
North Empire Lode Claim	29.167%	Patented claim	0.98
Illinois Central Lode Claim	29.167%	Patented claim	2.08
South Poorman Lode Claim	29.167%	Patented claim	17.06
Jackson Lode Claim	29.167%	Patented claim	10.33
Oso Lode Claim	29.167%	Patented claim	20.41
Cape Horn No. 1	100%	Unpatented Lode Claim	20.6
Great Western No. 1	100%	Unpatented Lode Claim	20.6
Great Western No. 2	100%	Unpatented Lode Claim	20.6
Great Western No. 3	100%	Unpatented Lode Claim	20.6
Great Western No. 4	100%	Unpatented Lode Claim	20.6
Goldcorp #13	100%	Unpatented Placer Claim	20.6
Goldcorp #14	100%	Unpatented Placer Claim	20.6
Goldcorp #15	100%	Unpatented Placer Claim	20.6
Goldcorp #25	100%	Unpatented Placer Claim	20.6
Goldcorp #26	100%	Unpatented Placer Claim	20.6

A patented mining claim is one which the federal government has passed title to the claimant, making the claimant the owner of the surface and mineral rights.  An unpatented mining claim is one which is still owned by federal government, but which the claimant has a right to possession to extract minerals.  Claims to federal land for mining purposes may be obtained by filing a claim with the Bureau of Land Management and paying a nominal fee.  A claim may be maintained as long at the holder engages in mining activity on the claim or, in lieu of mining activity, by filing an annual renewal form and paying an annual fee to the Bureau of Land Management by September 1 of each year.  The annual fee is $10 per claim for small miners and $125 per claim for large miners.  Goldcorp is obligated to pay any annual fees to maintain the claims which it leases to us.

Goldcorp is not the sole owner of seven of the patented claims that we lease from Goldcorp, and instead owns only 29.166% of the claims.  The remaining 70.834% of the patented claims are owned by a large number of descendants of the original parties that obtained the patent rights to the mining claims.  We are in the process of trying to identify and acquire the remainder of ownership of these mining claims.

Owned Land and Claims:  We also own the following claims:

Name	Type of Claim	Acres

Sinker Tunnel #1	Unpatented Tunnel location	20.6
Sinker #1	Unpatented Mill site location	5
Sinker #2	Unpatented Mill site location	5
Sinker #3	Unpatented Mill site location	5
Sinker #4	Unpatented Mill site location	5
The Cumberland Lode	Patented Claim	5.927
The Louisiana Lode	Patented Claim	5.927

The Sinker Tunnel is burdened by a royalty obligation to Bisell Investments, Inc. and New Vision Financial Limited, under which we are obligated to pay them a quarterly royalty equal to a total of 15% of the net smelter return or net refinery return of any ore which originates, terminates or was gained access through the Sinker Tunnel or the grounds of the Sinker Tunnel complex.  The royalty was originally granted by Mineral Extraction, Inc. to Laoshan Group, LLC before we acquired the Sinker Tunnel from it, and the royalty was later acquired from Laoshan, LLC by the current owners of it.

We only own the mineral rights to the Cumberland and Louisiana Lode Claims.  The surface rights were retained by Mineral Extraction, Inc., although we entered into a license agreement with Mineral Extraction, Inc. under which we have the right to use the surface for all purposes related to mining ore from the claims.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

EXHIBIT C

Item 1.  Geology of Mining Properties

Geology of Mining Properties

War Eagle Mountain is the eastern most peak in the War Eagle-Florida-Delamar Mountain trend, which is an east to west chain of mountains in Southwestern Idaho.  All three peaks show the same type of gold and silver veins.  Kinross Gold Corporation owns Florida and Delamar Mountains.  Delamar Mountain, the western most of the three, had been successfully open pit mined from 1977 to the late 1990s.

The host rock on War Eagle Mountain is granite.  The veins containing gold and silver are primarily filled fissures in the host rock that occur primarily in a north-south direction.  The gold and silver bearing veins of War Eagle Mountain are steeply dipping to subvertical in attitude and are generally oriented in a NS to NW-SE direction.  For example, the Oro Fino/Golden Chariot vein, which is the vein that has been mined and explored the most, occurs at an 8 percent tilt to vertical.  The textures, mineralogy and geometry of the veins all indicate that they are "epithermal" deposits. This means that, according to the current interpretations, the minerals were deposited by hydrothermal solutions of “supercritical” very hot, high pressure water that made their way upward through the earth’s crust, depositing the minerals in the loose rock in the fissures.  The richest ores have been found in ore shoots, which are places where small cross-fractures intersect the main vein.

Historical records indicate that the Oro Fino Vein system extends at least some 12,000 feet in a north-south direction and has been observed to vary greatly in thickness (from 0.5 ft to 25 ft) and mill grades of 0.5 to 1.25 Troy ounces of gold per ton.  Our owned and leased land encompasses only about 600 feet of the Oro Fino Vein system, but all of the major mine shafts that exist on the system.  Several large pockets of very rich ore concentration occur have been found scattered throughout at ore shoots. Mill grades at these ore sheets have contained up to 25 Troy ounces per ton have been encountered, with some areas showing grades as high as 90 to 300 oz gold/ton.

It is not known exactly how deep the vein systems are on War Eagle Mountain.  The Sinker Tunnel cut through the Oro Fino Vein approximately 2,500 feet below the outcrop on the surface and was still strong and well developed.  To date, only about the first 300 to 1100 feet in depth of the Oro Fino Vein has been mined on approximately 15% of its total known length.

Because the host rock on War Eagle Mountain is granite, the mine shafts on War Eagle Mountain are very stable, with minimal need to shore the walls with timber.  As a result, the shafts left by prior mining activity are still in usable condition.  Also, the Sinker Tunnel Complex needs almost no timber to shore or brace its walls or ceilings.

Mining activity to date has focused on three veins that show at the surface of War Eagle Mountain – the Oro Fino Vein system, the Poorman Vein system and the Central Vein system – with the Oro Fino Vein being the most productive.  The Poorman Vein is about 1,000 feet to the west of the Oro Fino Vein.  Historically, the Poorman vein has produced mostly silver.  The Oro Fino Vein system has approximately 6 other vein systems associated with it, while some 40 additional main vein systems are believed to exist on War Eagle Mountain.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

At present, work on the mine consists largely of vertical mine shafts at the top of War Eagle Mountain, which were started by miners in the 1800’s, typically on top of a vein that was evident from an outcropping on the surface.  The interiors of the mine shafts are believed to be in good shape, but they are all flooded from groundwater and will have to be drained before active mining can commence.  We plan to drain the mine shafts by connecting them to the Sinker Tunnel below.  We have recollared five mine shafts with stones and steel rails to make them safer and prevent rain water from entering the mines. Prior owners of the Sinker Tunnel refurbished the tunnel entrance, but we plan additional improvements to the Sinker Tunnel entrance.

Water is available through wells on the property.  Power will be supplied by generators.

Through June 30, 2009, we had spent approximately $555,000 to refurbish the mine shafts and Sinker Tunnel.

None of the properties have been surveyed by a competent professional engineer, nor have the properties been evaluated to determine whether any mineral deposits can be mined profitably at current market rates.  Therefore, the properties are without known reserves and our proposed mining activities are exploratory in nature at this time.  The most comprehensive survey of the mineralogy of War Eagle Mountain is a report issued by the Idaho Bureau of Mines and Geology in 1926.  However, the authors of the report did not have access to the flooded mine shafts, and developed their report from visual observation of the surface, reports of past mining activity, and interviews with mining engineers who had previously worked at the site. Other reports include a report prepared in 1928 by Sinker Tunnel Mining Co., which at the time was in the process of refurbishing and extending the Sinker Tunnel, and a report issued by Copper Range Exploration in 1970.  However, the mountain has never been surveyed with a comprehensive scheme of core samples to locate and assess the veins that exist on the mountain.  All representations of potential quantities of minerals are based on historical records which are believed to be accurate, but which may not have been performed pursuant to modern standards for evaluating mineral claims.